Exhibit 28 (d)(14)
AMENDMENT NO. 1 TO
EXPENSE LIMITATION AGREEMENT
          AMENDMENT made as of the 7th day of November, 2008, between PERFORMANCE FUNDS TRUST, a Delaware statutory trust (the “Trust”), and TRUSTMARK INVESTMENT ADVISORS, INC. (the “Investment Adviser”), to the Expense Limitation Agreement, dated August 17 2004 (the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.
          WHEREAS, the Investment Adviser and the Trust wish to enter into this Amendment to the Agreement to clarify the applicability of the expense limitation to certain expenses;
        NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, the Trust and Investment Adviser hereby agree as follows:
1.	Amendments.
a)	Section 1.1 is amended and restated as follows:
1.1 Applicable Expense Limit. To the extent that the aggregate expense of every character incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Investments Adviser (but excluding interest, taxes, brokerage commissions and other expenditures which are capitalized in accordance with generally accepted accounting principles, acquired fund fees and expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Investment Adviser.
2.	Miscellaneous.
a)	This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

b)	Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

c)	Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

d)	This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.
     IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

PERFORMANCE FUNDS TRUST

By:	/s/ Teresa F. Thornhill
Name:	Teresa Thornhill
Title:	President

TRUSTMARK INVESTMENT ADVISORS, INC.

By:	/s/ Doug Ralston
Name:	Doug Ralston
Title:	President